May 7, 2024

Via EDGAR (filed as Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins and Lynn Dicker

Re:	MoonLake Immunotherapeutics
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-39630

Dear Ms. Harkins and Ms. Dicker:

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) Division of Corporation Finance contained in the Staff’s letter addressed to Matthias Bodenstedt, Chief Financial Officer of MoonLake Immunotherapeutics (the “Company”), dated April 29, 2024, regarding the above-referenced filing. For your convenience, we have repeated the Staff’s comment before the Company’s response below.

Form 10-K for Fiscal Year Ended December 31, 2023

Exhibits

1.	We note that your officers’ Section 906 certifications furnished in Exhibits 32.1 and 32.2 pursuant to Rule 13-a14(b) of the Exchange Act refer to the year ended December 31, 2022 rather than for the year ended December 31, 2023. Please file a full amendment to your Form 10-K which includes corrected and currently dated Section 906 certifications.

The Company respectfully acknowledges the Staff’s comment and notes that the Company plans to file a full amendment to its Form 10-K for the fiscal year ended December 31, 2023 that contains the revised certifications as well as an updated consent from the Company’s independent registered public accounting firm, Baker Tilly US, LLP (Exhibit 23.1).

Securities and Exchange Commission

May 7, 2024

Please do not hesitate to contact me at m.bodenstedt@moonlaketx.com if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Matthias Bodenstedt
Matthias Bodenstedt
Chief Financial Officer

cc	Jorge Santos da Silva, Ph.D., Chief Executive Officer of MoonLake Immunotherapeutics
Branden C. Berns, Partner, Gibson, Dunn & Crutcher LLP